Exhibit 99.2



ITW Conference Call

Second Quarter

2009

ITW
Agenda

1. Introduction………………..….. John Brooklier/David Speer

2. Financial Overview…………..….. Ron Kropp

3. Reporting Segments………....…. John Brooklier

4. 2009 Third Quarter Forecast…… Ron Kropp

5. Q & A………………....……...…... John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, end market conditions, and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations are detailed in ITW's Form 10-K for 2008.

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ITW
Quarterly Highlights

	2008 Q2	2009 Q2	F(U) Last Year Amount	%
Operating Revenues	4,555.9	3,392.9	(1,163.0)	-25.5%
Operating Income	757.2	334.8	(422.4)	-55.8%
% of Revenues	16.6%	9.9%	-6.7%	
Income from Continuing Operations				
Income Amount	528.7	178.9	(349.8)	-66.2%
Income Per Share-Diluted	1.01	0.36	(0.65)	-64.4%
Net Income				
Income Amount	528.1	176.6	(351.5)	-66.6%
Income Per Share-Diluted	1.01	0.35	(0.66)	-65.3%
Free Operating Cash Flow	354.1	566.7	212.6	60.0%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	-22.2%	-55.3%	-7.1%
Changes in VM & OH costs	-	14.6%	3.1%
Total	-22.2%	-40.7%	-4.0%
Acquisitions/Divestitures	5.3%	-0.2%	-0.8%
Translation	-8.8%	-8.9%	-0.7%
Impairment	-	-	-
Restructuring	-	-5.9%	-1.3%
Other	0.2%	-0.1%	0.1%
Total	-25.5%	-55.8%	-6.7%

ITW
Non Operating & Taxes

	2008 Q2	2009 Q2	F(U) Last Year Amount	%
Operating Income	757.2	334.8	(422.4)	-55.8%
Interest Expense	(36.6)	(43.9)	(7.3)	
Other Income (Expense)	24.3	(19.8)	(44.1)	
Income from Continuing Operations-Pretax	744.9	271.1	(473.8)	-63.6%
Income Taxes	216.2	92.2	124.0	
% to Pretax Income	29.0%	34.0%	-5.0%	
Income from Continuing Operations	528.7	178.9	(349.8)	-66.2%
Loss from Discontinued Operations	(0.6)	(2.3)	(1.7)	
Net Income	528.1	176.6	(351.5)	-66.6%

ITW
Invested Capital

	6/30/08	3/31/09	6/30/09
Trade Receivables	3,302.3	2,209.7	2,393.2
Days Sales Outstanding	65.2	63.2	63.5
Inventories	1,845.6	1,566.6	1,438.6
Months on Hand	1.9	2.2	1.9
Prepaids and Other Current Assets	408.4	372.2	453.4
Accounts Payable & Accrued Expenses	(2,364.4)	(1,712.0)	(1,901.1)
Operating Working Capital	3,191.9	2,436.5	2,384.1
% to Revenue(Prior 4 Qtrs.)	19%	15%	16%
Net Plant & Equipment	2,285.0	2,068.7	2,138.0
Investments	506.4	458.5	450.9
Goodwill and Intangibles	6,279.9	6,118.1	6,373.8
Net Assets Held for Sale	139.6	25.2	6.8
Other, net	(607.7)	(978.9)	(1,007.6)
Invested Capital	11,795.1	10,128.1	10,346.0
ROIC - 1Q09 excludes impairment & tax charges	18.8%	2.6%	8.6%

ITW
Debt & Equity

	6/30/08	3/31/09	6/30/09
Total Capital			
Short Term Debt	1,465.9	1,131.2	180.5
Long Term Debt	1,462.4	2,744.4	2,855.8
Total Debt	2,928.3	3,875.6	3,036.3
Stockholders' Equity	9,506.9	7,373.7	7,926.1
Total Capital	12,435.2	11,249.3	10,962.4
Less:			
Cash	(640.2)	(1,121.1)	(616.4)
Net Debt & Equity	11,795.0	10,128.2	10,346.0
Debt to Total Capital	24%	34%	28%
Shares outstanding at end of period	519.4	499.3	499.7

ITW
Cash Flow

	2008 Q2	2009 Q2
Net Income	528.1	176.6
Adjust for Non-Cash Items	123.3	204.5
Changes in Operating Assets & Liabilities	(201.3)	243.0
Net Cash From Operating Activities	450.1	624.1
Additions to Plant & Equipment	(96.0)	(57.4)
Free Operating Cash Flow	354.1	566.7
Stock Repurchases	(200.0)	-
Acquisitions	(442.2)	(49.1)
Proceeds from Divestitures	4.7	17.2
Dividends	(146.4)	(154.8)
Proceeds (Repayments) from Debt	110.4	(965.7)
Proceeds from Investments	10.0	2.6
Other	22.1	78.4
Net Cash Decrease	(287.3)	(504.7)

ITW
Acquisitions

	2008				2009	
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**
Annual Revenues Acquired	230	308	847	154	75	54
Purchase Price						
Cash Paid	223	439	745	190	65	35
Number of Acquisitions	16	10	14	10	6	5

Industrial Packaging
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q2	718.0	94.5	13.2%
2009 Q2	460.3	16.3	3.5%
$ F(U)	(257.7)	(78.2)	-9.7%
% F(U)	-35.9%	-82.8%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-26.1%	-84.7%	-10.5%
Changes in VM & OH costs	-	19.2%	3.4%
Total	-26.1%	-65.5%	-7.1%
Acquisitions	0.8%	-0.8%	-0.2%
Translation	-10.6%	-11.4%	-1.5%
Impairment	-	-	-
Restructuring	-	-5.1%	-0.9%
Other	-	-	-
Total	-35.9%	-82.8%	-9.7%

Industrial Packaging
Key Points

- **Total segment base revenues: -26.1% for Q2 '09 vs. -24.5% for Q1 '09**

- **Q2 North America base revenues declined 31.9% as U.S. industrial production declined further to -15.2% in June 2009 vs. -14.6% in March 2009**

  - **Base revenue declined largely due to notable fall-off in demand for products in troubled end markets like primary metals, lumber, brick & block, general manufacturing**

- **Q2 International base revenues declined 27.3% as Euro-Zone industrial production decreased 16.8% in May 2009 vs. -18.5% in March 2009**

Power Systems and Electronics
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q2	648.8	142.1	21.9%
2009 Q2	398.5	61.2	15.3%
$ F(U)	(250.3)	(80.9)	-6.6%
% F(U)	-38.6%	-57.0%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-36.5%	-62.9%	-9.1%
Changes in VM & OH costs	-	13.2%	4.5%
Total	-36.5%	-49.7%	-4.6%
Acquisitions	2.0%	-0.6%	-0.7%
Translation	-4.1%	-3.1%	-0.1%
Impairment	-	-	-
Restructuring	-	-3.6%	-1.2%
Other	-	-	-
Total	-38.6%	-57.0%	-6.6%

Power Systems and Electronics
Key Points

- **Total segment base revenues: -36.5% in Q2 '09 vs. -31.9% in Q1 '09**

- **In Q2, Welding's worldwide base revenues: -37%**
  - **Q2 North America base revenues:-41.3%**
  - **Q2 International base revenues:-26.4%**

- **PC board base revenues declined 59.2% in Q2 due to fall-off in consumer demand for electronic products (cell phones, PDA's)**

- **Ground Support Equipment: +4% in Q2 driven by commercial/military airport infrastructure demand**

Transportation
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q2	630.4	99.7	15.8%
2009 Q2	502.3	24.3	4.8%
$ F(U)	(128.1)	(75.4)	-11.0%
% F(U)	-20.3%	-75.6%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-23.7%	-55.9%	-6.7%
Changes in VM & OH costs	-	0.2%	-
Total	-23.7%	-55.7%	-6.7%
Acquisitions	12.7%	-1.8%	-1.4%
Translation	-9.4%	-11.7%	-1.6%
Impairment	-	-	-
Restructuring	-	-6.4%	-1.3%
Other	0.1%	-	-
Total	-20.3%	-75.6%	-11.0%

Transportation
Key Points

- **Total segment base revenues improved quarter to quarter: -23.7% in Q2 '09 vs. -35.5% in Q1 '09**

- **Auto OEM/Tiers:**
  - **International Auto Q2 base revenues: -22.5% in Q2 '09 vs. -44.1% in Q1 '09**
    - **European Q2 builds: Improve to 4.1 million units in Q2 '09 vs. 3.0 million units in Q1 '09 in part due to "cash for clunkers" auto incentive program**
  - **North American Auto Q2 base revenues: -39.5% vs. -46.4% in Q1 '09**
    - **Q2 combined build: -49%**
    - **Q2 Detroit 3 builds -46%: GM: -54%; Ford: -34%; and Chrysler: -85%**
    - **Q2 New Domestics: -39%**

- **Auto aftermarket Q2 worldwide base revenues: -12.7%**

Food Equipment
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q2	538.5	73.7	13.7%
2009 Q2	451.4	58.4	12.9%
$ F(U)	(87.1)	(15.3)	-0.8%
% F(U)	-16.2%	-20.7%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-8.5%	-25.5%	-2.6%
Changes in VM & OH costs	-	18.5%	2.8%
Total	-8.5%	-7.0%	0.2%
Acquisitions	1.6%	-	-0.2%
Translation	-9.3%	-10.5%	-0.3%
Impairment	-	-	-
Restructuring	-	-3.2%	-0.5%
Other	-	-	-
Total	-16.2%	-20.7%	-0.8%

Food Equipment
Key Points

- **Total segment base revenues: -8.5% in Q2 '09 vs. -9.2% in Q1 '09**

- **North America Q2 base revenues: -8.4% as demand for equipment declined but better than the -13.7% decrease in Q1 '09**
  - **Q2 Institutional/restaurant base revenues: -13.2% vs. -18.1% in Q1 '09**

- **International Q2 base revenues: -10.2% in Q2 '09 vs. -5.5% in Q1 '09**

Construction Products
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q2	566.2	80.0	14.1%
2009 Q2	370.7	21.7	5.9%
$ F(U)	(195.5)	(58.3)	-8.2%
% F(U)	-34.5%	-72.8%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-22.1%	-65.1%	-7.8%
Changes in VM & OH costs	-	11.4%	2.1%
Total	-22.1%	-53.7%	-5.7%
Acquisitions	0.7%	-0.6%	-0.2%
Translation	-13.1%	-16.9%	-2.1%
Impairment	-	-	-
Restructuring	-	-1.7%	-0.3%
Other	-	0.1%	0.1%
Total	-34.5%	-72.8%	-8.2%

Construction Products
Key Points

- **Total segment base revenues: -22.1% in Q2 '09 vs. -21.2% in Q1 '09**

- **North America Q2 base revenues: -34% vs. -31% in Q1 '09**
  - **Q2 Residential: -43% base revenues; same as Q1 '09**
  - **Q2 Commercial Construction base revenues: -32.7% vs. -32.0% in Q1 '09**
  - **Q2 Renovation: -19.6% vs. -18.0% in Q1 '09**

- **International Q2 base revenues: -20.2% vs. -19.7% in Q1 '09**
  - **Q2 Europe: base revenues -30.2%**
  - **Q2 Asia-Pacific: base revenues -2.5%**

Polymers and Fluids
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q2	299.2	53.7	17.9%
2009 Q2	278.7	28.9	10.4%
$ F(U)	(20.5)	(24.8)	-7.5%
% F(U)	-6.9%	-46.1%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-15.1%	-37.0%	-4.6%
Changes in VM & OH costs	-	14.1%	3.0%
Total	-15.1%	-22.9%	-1.6%
Acquisitions	19.2%	-2.7%	-3.1%
Translation	-11.0%	-11.4%	-0.9%
Impairment	-	-	-
Restructuring	-	-9.1%	-1.9%
Other	-	-	-
Total	-6.9%	-46.1%	-7.5%

Polymers and Fluids
Key Points

- **Total segment base revenues: -15.1% in Q2 '09 vs. -16.9% in Q1 '09 as industrial production rates and MRO demand continued to be under pressure in the second quarter**

- **Worldwide Fluids: -15.9% in Q2 '09 vs. -19.9% in Q1 '09**
  - **Intl: -11.2% in Q2 vs. -16.4% in Q1**
  - **NA: -22.9% in Q2 vs. -25.1% in Q1**

- **Worldwide Polymers: -17.4% in Q2 '09 vs. -18.0% in Q1 '09**
  - **Intl: -7.9% in Q2 vs. -15.4% in Q1**
  - **NA: -28.6% in Q2 vs. -21.5% in Q1**

Decorative Surfaces
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q2	336.0	46.8	13.9%
2009 Q2	257.3	34.0	13.2%
$ F(U)	(78.7)	(12.8)	-0.7%
% F(U)	-23.4%	-27.2%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-16.0%	-45.8%	-4.9%
Changes in VM & OH costs	-	32.2%	5.3%
Total	-16.0%	-13.6%	0.4%
Acquisitions	-	-	-
Translation	-7.4%	-3.9%	0.5%
Impairment	-	-	-
Restructuring	-	-9.7%	-1.6%
Other	-	-	-
Total	-23.4%	-27.2%	-0.7%

Decorative Surfaces
Key Points

- **Total segment base revenues: -16.0% in Q2 '09 vs. -17.1% in Q1 '09**

- **North America laminate Q2 base revenues: -20.0% in Q2 '09 vs. -18.6% in Q1 '09**
  - **Q2 laminate sales helped by larger commercial construction exposure and success of premium priced high definition laminate product line**

- **International Q2 base revenues: -11.6% vs. -13.2% in Q1 '09**
  - **French and Asian base business revenues were weak; U.K. base business revenues outperformed**

All Other
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q2	833.8	166.7	20.0%
2009 Q2	681.8	90.0	13.2%
$ F(U)	(152.0)	(76.7)	-6.8%
% F(U)	-18.2%	-46.0%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-20.0%	-46.4%	-6.6%
Changes in VM & OH costs	-	14.2%	3.6%
Total	-20.0%	-32.2%	-3.0%
Acquisitions/Divestitures	8.6%	2.5%	-0.9%
Translation	-6.8%	-7.0%	-0.6%
Impairment	-	-	-
Restructuring	-	-9.3%	-2.3%
Other	-	-	-
Total	-18.2%	-46.0%	-6.8%

All Other
Key Points

- **Total segment base revenues: -20.0% in Q2 '09 vs. -18.9% in Q1 '09**
  - **Q2 worldwide test and measurement base revenues: -15.3% vs. -13.2% in Q1 '09; weakening "cap ex" spending in North America, Europe and Asia slowing sales**
  - **Q2 worldwide consumer packaging base revenues: -12.9% in Q2 vs. -15.2% in Q1 '09; Hi-Cone and Zip-Pak units had best revenue performance in the quarter**
  - **Q2 worldwide finishing base revenues: -38.7% vs. -24.1% in Q1 '09 as industrial demand/ Cap Ex spending declined**
  - **Q2 worldwide industrial/appliance base revenues: -26.9% vs. -27.8% in Q1 '09**

ITW
3rd Quarter 2009 Forecast

	Low	High	Mid Point
3rd Quarter 2009 (versus 3rd Quarter 2008)			
Total Revenues	-26%	-20%	-23%
Diluted Income per Share - Continuing	$0.39	$0.51	$0.45
% F(U) 3rd Quarter 2008	-56%	-43%	-49%
3rd Quarter 2009 (versus 2nd Quarter 2009)			
Total Revenues	-2%	4%	1%
Diluted Income per Share - Continuing	$0.39	$0.51	$0.45
% F(U) 2nd Quarter 2009	8%	42%	25%

ITW 3rd Quarter 2009 Forecast
Key Assumptions

- **Exchange rates hold at current levels**
- **Restructuring costs of $30 to $50 million (versus $65 million in 2nd quarter 2009)**
- **Net nonoperating expense, including interest expense and other nonoperating income, of $40 to $45 million (versus $64 million in 2nd quarter 2009)**
- **Tax rate range of 27.75% to 28.25% for the 3rd quarter (versus effective tax rate of 34% in 2nd quarter 2009)**



ITW Conference Call

Q & A

Second Quarter

2009